EXHIBIT 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q3 FY 08 RESULTS
JAN 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking & Capital Markets

Subhash Dhar
Infosys Technologies – Head – Communication, Media and Entertainment

Udayan Mukherjee

…… see it in the red again. The mid-cap index is down 1.2%. Infosys has slipped into the red and look at the pain in many of those small caps and mid caps. It is some serious unwinding there. RNRL tops the volume chart with a 5% slide. Hindustan Motors is down 5%. Balrampur Chini is down 6.25%. Bajaj Hindustan 8%. Some of the smaller banks are selling off. UCO Bank 4%, that has also come off. Essar Oil 2.25%. Nagarjuna Fertilizer 5.5%. Not too much is up. GTNL, which has come out of F&O curve today, is in the green, as you would expect, and Aries Agro today’s listing is not doing too badly, but that is small set. Most mid caps and small caps are grinding down and the small cap index is in trouble as we speak.

Sangeeta Puroshottam of Religare has been talking to us. Apoorva Shah also joins in from Prabhudas Lilladher with his thoughts on Infosys.

Apoorva, not a great response from the market. What have you made of the results for Infosys?

Apoorva Shah

Actually the results in terms of revenues are below expectation, at least our expectations, but I am very impressed with them on the margin front, the margin performance is very very surprising, they have increased the margins almost 130 basis points quarter-on-quarter, this is despite a $26 million charge which they have taken because of some overtime settlement that they have to do with the US. So, in the face of all of the trouble that they are facing because of the currency, I think the performance like this on the margin front is really impressive. They have gained everything they had lost in margins in Q1. They had lost about 300 basis points in Q1, almost all of that in fact more has been recovered in Q2 and Q3. So, no issues on the margins front. But on the whole I think in revenues it is still disappointing, just 4% quarter-on-quarter.

Mitali

Apoorva morning. What are your pen still in now as a price target to work with and an EPS that you would put out for FY09?

Apoorva Shah

It is comfortably heading for 95 to 100 rupees EPS. You know at least at this point, this is what we estimate. But of course the worry is on the currency front as well as on a potentially slowing US economy and its impact on IT budgets, you know that risk remains on the company and the sector as a whole. So, on the whole I think it can still deliver a 15-20% return this year, which is pretty decent considering that it has not done so well in the past. 2009 should not be as bad a year as 2007 was for the company.

Mitali

Right for the market, everyday you start off with a little bit more weakness and a little bit earlier in the trading session the mid cap index is now down close to 2%, the breath has collapsed and keep an eye on the small cap index that has been showing up the most shine even now, that one is down about 2%.

Sangeeta, for many people, as we stepped into January the expectation was that with the money flows it was going to be a large cap and mid cap space performing. How do you see things running up now as we go through earnings and get into the big budget phase as well?

Sangeeta Puroshottam

I think that if you look at the foreign flows they have clearly been what a lot of people expected, in fact even now if you talk to people on the street many people do expect funds to flow in, so really the issue is one of timing and when that would be. So, what has really happened is that the move in the market has been largely on the back of domestic liquidity and which is partly why we have seen the small and the mid cap space move up also, so I think there has been a fair amount of retail money which has come into the market, and when that goes through a bout of profit taking you are bound to see an element of correction. So, I think we could see this correction like I said earlier, continue for sometime and then valuations become attractive again and then you have the results season where you see fundamental news flow coming and then the up move really starts. I think when we do see the foreign money flow in my sense that is really the time where we see a big move in the large cap, because as we have seen in the past that tends to move first into the large caps and then the mid cap follows.

Udayan Mukherjee

Thanks Sangeeta, we will let you go there. Thanks very much for joining in today. Meanwhile mid caps are in trouble again, 1.6% down the mid cap index. The NIFTY is marginally into red but the Sensex is holding out and the market breath is not good. Infosys is flattish. It started the day about 1 and 1.25% up, now seems to have flattened out after the initial start. It will come up on your screen now. Reaction is nowhere as bad as what it was last time around. Last time the stock actually sold off a bit, now it is up seven rupees as we speak. The top brass is here to talk to us – Kris, Shibu and Bala. They have long designations, you know them by now, so let me just introduce them by the name that we are going to call them. Gentlemen, thanks for joining in, and a Happy New Year to all of you.

First the volumes Kris, they seem a little lower than our expectations, any reason why the volume growth is a moderate 4-5% for this quarter sequentially?

S. Gopalakrishnan

See typically Q3-Q4 are kind of slow quarters for us and we had factored that in our guidance and it is in line with what we expected but if you look at from a customer perspective, we have had several multiyear multi-million dollar orders close in this quarter, almost nine actually and we have done $ 3 billion in the first 9 months of this year. so it is pretty good till now.

Udayan Mukherjee

Bala, good job on margins, 32.6%, unexpectedly high, what worked for you on the operating margin front this quarter?

V. Balakrishnan

Basically, the scale benefit we got because the revenues grew, but the SG&A cost was under control. That was a basic thing. Three things happened this quarter. One, we did a one time settlement in state of California for the over time wages for our employees, that was around $26 million which impacted on the margins but we had some group insurance reversal of something around $18 million, that almost offsets that. Currency again went against us, it appreciated by 1.9%, but that was more than offset by the realization increase we saw in the business of 0.8%. So the scale benefit of 1.4% flowed into the margins and margins have been maintained inspite of the currency against us. If you look at the whole year of last year compared to the guidance we have given for the whole year this year, we have lost around Rs. 2,100 crores in revenues because of currency appreciation and we are still able to maintain the margins. That shows how robust our financial model is, how robust our business model is.

Mitali

Shibu, I just want to talk a little bit about what sense you are getting by way of an IT spend stepping into this year because some kind of reports and noises have already been coming out. Do you expect to see it plateauing out a little bit by way of spends?

S. D. Shibulal

As of now we are not seeing any change in the IT spend environment. Our clients continue to be bullish on offshore spend within their IT budgets. We have not seen any project cancellations. As Kris said we have seen overall growth. The top 5 clients have grown by 19% this quarter, the top 25 by 9.6%. We added 47 clients this quarter. Out of these 47 clients, 4 of them are in Fortune 500. Our number of clients in the Fortune 500 is about 110 at this point and we have had multiple multi-million dollar deals closing this quarter as Kris said, 9 comes to my mind.

Mitali

Kris, even so, the volume growth has been a bit disappointing for the market at any rate, what is it that you foresee in the next few quarters, do you see the spend remaining static at where it was last year, do you actually see it depreciating along with the pricing?

S. Gopalakrishnan

If you look at IT budgets per se, some of the analysts are saying that it will be around 7%, last year full year was about 8%. So it is almost the same and within that we expect offshore to continue to be robust, offshore continues to be growing. Typically the budgets gets frozen by mid Jan, we expect slight delay this quarter, may be towards the end of the month we will get visibility into the budgets and that will give us a better picture but all the signs till now in terms of new customer additions, in terms of project wins, in terms of what they tell us from offshore perspective, it is all positive and in BFSI we have seen growth this quarter. In BFSI we have had rate increases, in BFSI we have had client additions because that is the sector which is of concern and we have seen client additions also. BFSI grew actually faster than company this quarter.

Udayan Mukherjee

Shibu, how sanguine is the picture that you get in January every year? Is it a good thing to bank on for the rest of the year, what you start off the year with in terms of IT budget indications or can it change around during the course of the year?

S. D. Shibulal

Actually in many of these large clients, we are very much part of their budgeting cycle. We are part of their budgets. So, at the eve of the budgets when we have the conversations with them, we get a very good picture on what they are planning for the next year, what they are planning to spend in their offshore, what they are planning to spend with us. As you can see, 96% of our revenue is coming from repeat business, which means that we are getting a large portion of our revenue from existing clients. So, in a normal environment, what we see at the end of budget cycles when we have these conversations with our large clients, is fairly accurate for the rest of the year.

Udayan Mukherjee

That has been the historical procedure?

S. D. Shibulal

That has been the historical trend.

Udayan Mukherjee

Bala, are you confident as you look forward, I mean without the rupee, which none of us can predict, in your internal metrics you are confident of holding that 30-32% kind of operating margin?

V. Balakrishnan

Let me say this, our aspiration is to get the best margins. So we will try to do whatever we can to make sure the margins are not impacted. We have done that in the past and we will continue to do now. Even inspite of the rupee appreciating by 14-15% in one year, we are maintaining our margins this year. So I think we have a great model, both business and financial and we are able to maintain the margins and we will continue to do this.

Mitali

What are you penciling in Bala, by way of a pricing appreciation over the next few quarters because some analysts have indicated that pricing might actually see some pressure because of what is happening with the US.

V. Balakrishnan

Pricing is a function of lot of things. One is a function of business mix, one is a function of customer mix, one is a function of what kind of services we do and we are seeing some pricing increases from existing customers even this quarter. New customers are still coming at higher price points. For us pricing environment is stable today with an upward bias. In the last 6-7 quarters, pricing has gone up. So, we are not seeing any concerns on the ground right now on the pricing front.

S. Gopalakrishnan

When we look at guidance we actually assume flat pricing because we want to see that as an upside. So in the guidance, it is assumed to be flat, but we have seen increases. This quarter revenue per employee went up by 0.8%.

Mitali

But do you think it can be as strong as 2007 Bala, you had almost 4-6% appreciation then, can that be achieved?

V. Balakrishnan

It is a little forward-looking information.

Mitali

Of course it is.

V. Balakrishnan

See on the ground we are not seeing any concern on the pricing front as of today, tomorrow things could change, I don’t know but on the ground we are not seeing anything and I think it is a function of lot of things. As I told you, if we are able to move up the value chain, if we are able to do more of consulting, package implementation, that itself will improve the revenue productivity.

Udayan Mukherjee

Shibu, what is your sense, I mean talking to your clients are you confident that you can strike out 8-10% kind of sequential volume growth for the foreseeable future?

S. D. Shibulal

As Bala said, right now what we are seeing is that we are continuing to see stable pricing with an upward bias. We are getting 3-4% above average for new clients. We are getting 2-3% above average for client renegotiations. I have said in the past that there is discounting which will happen as the clients become larger and larger, but the net impact is being seen on the revenue productivity. Our revenue productivity has gone up on an average 1% over the last many quarters, this quarter 0.8%. So, in my mind it continues to be stable with an upward bias as of right now.

Udayan Mukherjee

Kris, talking to your BFSI clients, large top 5 BFSI clients, are you getting any sense that in 2008 they might want to tighten their belts a little bit? I know it has grown in this quarter but if you look forward in 2008 are you getting any hint from them that they might be in a spot of bother?

S. Gopalakrishnan

They may look at their IT budgets per se but at least at this point indications are that they would want to increase offshore and we have to then wait and see at this point.

Udayan Mukherjee

If there is tightening, do you think there will be less work or there will be constraints on pricing, which do you think which way will it play out?

S. Gopalakrishnan

I don’t think pricing will be affected immediately because they also realize that the costs are going up, so I don’t think the impact will be immediately on pricing. If at all, it probably be in volumes, but having said that what we are realizing and what is on the ground is, they spend much more locally than with offshore players. So they stand to benefit actually reducing their onshore spending and increasing their offshore spending. They stand to benefit from that and I see that is what is happening. It is what normally, I would expect and normally what they want to do also, now we have to wait and see.

Mitali

Shibu, are you sensing any spill over though to other sectors as well because people have been talking a lot about BFSI while recently there are concerning voices coming out from other sectors likes telecom as well. Do you expect there to be any kind of spending changes in other verticals?

S. D. Shibulal

Actually we are not seeing, even telecom this quarter has grown above company average. In between there were some concern about retail. I don’t see it now, there was a little bit of concern about retail but the numbers seems to have changed and I am not seeing it at this point.

Mitali

Bala, you must be working with some assumption for the rupee, I am not asking you to give us a target, but what are expecting to see this year?

V. Balakrishnan

I think rupee is going to remain volatile like any other global currency. It is not going to be a one way move. That is why we have always said we will cover our next two quarters’ exposure at any point of time but long term rupee could appreciate if the inflows continue to be strong. We saw that in the past and if it continues in the future, it could put pressure on rupee to appreciate and as I said earlier, if there is a marginal movement, like 3-5%, we should be able to absorb that by doing something different, trying to get all the levers out and try to manage it but if is too sharp like what happened in the first quarter of this year, then it will impact us. So, we have to keep a watch, but I don’t think it is going to be one way, it is going to move both ways in the near future.

Udayan Mukherjee

Kris, as you look forward into 2008, since the market has worries about the US environment, for right or wrong, we will find out. As the CEO what is the bigger risk for you, is it margin risk for Infosys or is it volume growth risk for Infosys or revenue growth risk for Infosys?

S. Gopalakrishnan

We have shown that we are able to sustain margins, improve margins in different environments, different exchange rates and things like that. I have always believed that margins are impacted by how efficiently you run the business, how you control costs which is all in your controlling most cases. Market decides on growth and volumes etc. So, if I want to pick one which could be affected, it is really growth or volume.

Udayan Mukherjee

Bala, you have done a spectacular job of holding margins there, all analysts will concede that this year. But are you slowly exhausting the levers that you can use to protect margins as you go into the new year because you have done quite a bit of that I imagine over the last four quarters?

V. Balakrishnan

No I don’t think so, because we have several levers on the cost side. Shibu talked about nine levers. We have a variable cost structure, 30% of the employees salaries in India is variable, we have the utilization, we have the scale benefits, I don’t think we have exhausted all that. We will use some part of it at some point of time, we will not use everything at some part of time. And again growth is everything. If we are able to grow 30-35%, that will take care of all this risks we are talking about currency and other stuff and we will still be able to maintain margins

Udayan Mukherjee

30-35 in dollar terms?

V. Balakrishnan

Yeah, revenue growth.

S. D. Shibulal

For example actually if you look at this quarter utilization is only 77.4%. So all the levers are never optimized at the same time. We have client mix, we have services which we can improve, we can do more on consulting and solutions which will give us better margins, we have clients who give us better margins, we have onsite offshore ratio which is actually improving, it is at 31% plus at this point, utilization is at 77.4%, we have scale benefits and productivity improvements, which we are very much focused on, we have the subsidiaries coming off the investment mode and that will give us some benefits. SG&A expense remains stable. Bala was telling me SG&A expense remains stable, so anything on scale benefit really go to the bottom line. So, we have multiple levers which allow us to manage margin over a period of time.

Mitali

Kris, you have upped your full year guidance a little bit for FY08, when we speak again in April do you think at this point you can see a clean stretch of what is going to unfold over the next 6-12 months because we still don’t know what is happening with the US economy, we are talking about fed rate cuts.

S. Gopalakrishnan

Of course we have 3 year models, 5 year scenario plans and things like that. Unfortunately or fortunately, depending on which side of the table you are, we will give the guidance for next year in April and at that point, we will actually be able to give you a better picture of how it looks like next year.

Mitali

Shibu, one more on project sizes because some reports are indicating that perhaps some of your clients are breaking up the project sizes to make them smaller, go to a best of breed provider, are you seeing that as well that it is becoming a smaller piecemeal kind of approach.

S. D. Shibulal

If you look at our view on mega deals, we clearly believe that the age of the mega deals are over and those deals are now being broken up into smaller deals. So, historically you have seen billion dollar deals or more than billion dollar deals. This is our point of view which we took to the markets saying that this doesn’t make sense for the client, the client loses control over the entire deal and it should be broken up and taken to the best of breed partners. We are seeing that in the market and our view is now being accepted and people are actually breaking down those deals into $ 100 to $ 250 million and taking it to market. So, in that sense what you are saying is right. We today run about 5,000-6,000 projects worth approximately $4 billion of revenue for the year. So from our deal size perspective, I can only believe that our average deal size as well as our revenue per client has only gone up over a period of time but the industry as I said is breaking down the mega deal to manageable large deals.

Udayan Mukherjee

Kris, there is a big disconnect, I mean, from external observers like us I mean when we talk to people in the market, they have a set of apprehensions, when we talk to the management you sound far more confident, how do you explain this disconnect because you are talking to the same set of people I imagine?

S. Gopalakrishnan

Definitely there are concerns about the US economy but on the ground when you talk to customers, even when you talk to each individual customer, it is still not panic or still not cutting projects left right etc. They are looking at how can they manage these things properly, they are looking at the future and when they look at the future, may be one of the reasons would be where do they see growth, they see growth in emerging markets and things that, they have to continue to invest. There is a significant investment which is happening around data center consolidation, virtualization, there are concerns about climate change which again requires investment in technology. So there are various drivers which are making sure that the IT budgets would continue or money will be spend on technology and I think that is what is happening. Then on top of this, offshore is seen as a benefit, this is a proven model, companies are comfortable with this and then you have all the players here and it is just Infosys, even multinational companies like here and offshore is seeing an increase. That is what I think is happening.

Udayan Mukherjee

I think most of the market also fear that when you look forward into the next 2 or 3 years, you might be indicating that the growth trajectory has dipped somewhat. Five years back when you moved from that 100% to 30% guidance, the re-rating of the sector, de-rating of the setor happened. Do you think in the next 2, 3, 4 years, you could have a situation where you move from that 30-35% growth to a lower 15-20% kind of growth trajectory. Is that possible in your eyes?

S. Gopalakrishnan

Anything is possible but I think it will be company specific. What happened in 2001 was a correction from the dot com boom, I am not seeing anything of that nature at this point. I am not seeing at this point. So it will be company specific is what I think.

Mitali

Bala, as the CFO for the next few quarters what do you think will be the key challenge for you?

V. Balakrishnan

The key challenges are similar. We have the macro environment against us but we are not seeing at the micro level with the clients. The challenge is going to be how we grow faster and still able to maintain the margins, that is going to be the biggest challenge because our focus always had been - a great revenue growth with great margins. So balancing both is going to be the challenge. I am not saying it is impossible. We can do it. We are seeing lot of opportunities. To answer Udayan’s question, see India this year could export around $41 billion, it is just 5% of the global market. So lot of opportunity is there for us to grow. So we have to go and pick the right out of the market and grow and there are lot of opportunities. Like Kris said we had signed 8 to 9 large deals this quarter. There are several deals out in the market similar to that and this year we increased the guidance in number of employee addition from 30,000 to 31,000, our utilization is low and to that extent we have lot flexibility to grow next year and next year in the campus we already gave around 18,000 offers. So all this clearly says that we are seeing good momentum in the business. Of course there is a macro challenge which we have to face. The budgets are getting postponed. We will get a clear picture in February but if you look at the current momentum currently what you are seeing in the market, there is a great momentum in the market place.

Mitali

Shibu, along with that can you just talk a little bit about the projects pipeline you have going in, have some projects been postponed to Feb-March?

S. D. Shibulal

As of right now, we are not seeing any project postponement. I have not seen any change in the pipeline as of this point. As Bala said, usually the budgets do get closed by the end of December and our conversation with the client happens in the beginning of January. This year what we are finding is that the budgets are getting delayed and we are expecting it to get closed by the end of January or beginning of February. So our conversation with the clients will only happen by February and we will get a much clear picture at that point.

Udayan Mukherjee

A lot of your sector analysts have remarked that you will probably make a much bigger strategic shift now that the environment has become slightly less conducive. Of course you are doing it but do you see a greater focus on something strategic in terms of either innovative pricing, different verticals to counter the macro forces that you are facing?

S. D. Shibulal

Actually, if you look at our strategies, we have 4 or 5 strategies in place which are continuing. One is to become a trusted transformational partner with our clients. The idea is to win large deals, transformational in nature and large system integration deals. We are investing into those. We are trying to win more and more larger deals, outsourcing kind of deals. As Kris said in this quarter, we have done 9 of them which is a good number to have. We will focus on what we call non-linear growth which is based on new service lines which we are bringing to the market, two of them are already announced to the market, the first one is a service on SAAS based platform for social computing. We have a good pipeline; we have one win in that segment. We have announced a new service called learning service to the market; we have a good pipeline, no wins yet. So we are expanding our service footprint. On the geographical perspective, Japan and Australia are looking good for us. Australia we believe will be good for us next year. Europe is growing faster than the rest of the world. It was at 28.6% this quarter. Clients we are able to add, 47 clients this quarter. So if you look at from a perspective of service, from a geo perspective, from a client perspective, we are expanding and we are also increasing the addressable market size by adding new service lines.

Mitali

Bala, where is most of the employee addition going to be taking place, is this entry level addition that you are doing or will there be higher levels as well in which you will be employing?

V. Balakrishnan

Both, even if you look at the guidance what we have given for next quarter, 3800, most of them are laterals.

S. D. Shibulal

This quarter the number of laterals we added was 2,500. Generally, we add 70:30, 70% entry level and 30% laterals.

Udayan Mukherjee

Let us take a break at this point. Much more to talk to with the Infosys management. Market is okay. At least the large cap end of the market is okay. NIFTY is flat. Sensex is up 125 points. Mid cap still under pressure. Many stocks in the mid cap liquid, mid cap space is down and down quite sharply. Infosys is flattish. Is up Rs. 17 as we speak, 1% up at Rs. 1,620. We will take a break and come back with more from the Infy top management.

Welcome back. Sensex up 100 points. NIFTY is absolutely flat and as we have been telling you repeatedly, mid caps and small caps are in a spot of bother. Some stocks are up though in that space. RPL had got back into the green at Rs. 221, had slipped quite alarmingly in early part but has bounced back. Aries Agro, this morning’s listing is up Rs. 54 at Rs. 200, that is looking pretty smart. We have got Gujarat NRE Coke which had a good day yesterday, is doing well. Reliance Industries among the large cap stand out, that is up 1.2% as indeed is Infosys this morning. On the way down it is a long list, Hindustan Motors, today’s listing Precision Pipes, Balrampur Chini, Nagarjuna Fertilizers, Bajaj Hindustan, and Burnpur Cement has come down in rather quick time from Rs. 55 to Rs. 34 after a glorious listing, last few days have been slightly more inglorious, but the market is quite flat.

More members from the Infosys management have joined in. Mohandas Pai is with us now as is Ashok Vemuri who will talk about the US market and BFSI, the important segment and Subhash Dhar who talks about telecom. Gentlemen, good morning and Happy New Year to all of you. Mohan, this California settlement is a one-off or do you expect more such things to crop up in the future?

Mohandas Pai

No, it is a one off. It just so happened that California has very complex labor laws and we needed to go through a classification to classify people as exempt and nonexempt. Certain categories of people were deemed to be exempt. So when we had a overall review, we discovered that certain categories of people under US law and the California law particularly were to be treated as non-exempt and they are entitle to something more. So when we discovered this we went back to the California Department of Labor and told them about it and worked out a settlement so that we will always be compliant. So, we have done something which is very voluntary, out of our own volition, just to make sure and I think in an overall review, when the law changes sometime these things happen.

Udayan Mukherjee

Utilization ratios as they have been pretty low this quarter, do you see them moving up easing margins for Bala in subsequent quarters?

Mohandas Pai

I think utilization is low this quarter because we had a large number of trainees who joined us in the second quarter, come off training and get into delivery. If you look at the total person months billed they have gone up. So we will always have this at this point of time because of the trainee movement and we also want to make sure that we are ready for growth at all points of time. We want to have a very tight ship all times, it normally happens in second quarter just to ensure that we have the flexibility.

Mitali

There has been some kind of amended bonus provision as well this time Mohan, how much does it impact Infosys and your SG&A cost?

Mohandas Pai

It doesn’t impact Infosys the parent company at all, the primary reason is that the 20% bonus has been paid on the base for everybody throughout the history, we did not have a cap. It does impact the BPO slightly because they did have this bonus provision with them but they had to pay this for people who have left the organization and I think it is about $500,000. So it is a very immaterial impact.

Mitali

Ashok, all the concerns are emanating from your market and what is happening there. Give us a sense of what you see happening over the next few quarters and also whether it is all clear right now?

Ashok Vemuri

There have been concerns for a while now in the BFSI segment especially in the US and European market but what I think if you look at the numbers that we have posted at this quarter at 7% growth on the overall BFSI segment, I think some of those concerns have been allayed to an extent for this particular quarter. Obviously going forward there is a lot of commentary and macro economic data that is flowing in still. We are trying to analyze that but in our conversation with our clients from the commentary that we are hearing from them, it is clearly they continue to spend with us, they are continuing to show interest in our services, our coverage continues to expand, these challenges that they facing up throwing up newer opportunities for us and so we are moving beyond just a traditional footprint to also being able to provide newer services to them. We have seen increase in price points to certain extent. We are seeing increase in the number of new clients added. We have seen an increase in overall volume. So far as we are seeing it seems okay, but obviously this is a sector that we are watching very very carefully and in the certain sub segment and we are watching obviously much more carefully because those will be the bell weathers in terms of telling us where actually things begin to unravel if they do.

Udayan Mukherjee

At this point sitting in January do you have a proper sense of what BFSI budgets would be for the rest of the year or is that process not completed?

Ashok Vemuri

Typically Udayan they would have involve us in the budgeting cycle by mid October to mid November timeframe, we participate in the budgeting cycles with them because we are such a large portion of their spend. This time, it has taken a little longer. Typically by January middle you would have a sense as to where the money were going, in which direction, which geographies, which technology, and which project to a great extent but this time I think they are going to come back by the end of January to early February and probably that is when we will have a lot more comprehensive picture in terms of where the spends are going to be. Indicators, again commentary, when we speak to our clients, what the industry analysts are saying is about 6% odd growth in IT budgets. For now we have to wait and see which way that has been and in which direction that is going to go.

Udayan Mukherjee

Subhash, some warning bells a couple of days back from companies like AT&T etc., do you see telecom going through a rough patch in 2008 as well in terms of spending?

Subhash Dhar

Well actually there are couple of reports which came out and they do not actually corroborate. So that is interesting how AT&T mentioned that the consumer spend might be affected because of some nonpayment of bills, but they also said in that press release and this is a fact that this is a small part of their revenues and very often this is a declining part of the revenues, the fixed line consumer part. The bigger part and the growing part of the revenues is the business customers and the business customers are seeing use of telecom as a positive in a cost cutting kind of a culture and they mentioned that it will be more stable and actually growing. Today you saw the press release from Verizon actually negating that, even the consumer spend would change for them. So, I do not see, and based on our conversation with our customers on the ground, we do not see a major change in their outlook of their own business.

Mitali

Subhash, Shibu was talking about 9 large deal wins they had this quarter. Was some of that from telecom and given what you are indicating now what kind of deal pipeline outlook do you see over the next few quarters?

Subhash Dhar

The deal pipeline is absolutely solid. In fact, there are several deals I would say even totalling up to somewhere close to a billion dollars that we are discussing over the next several quarters. On the deals that we closed, I do not think we are disclosing the specifics of the deals on which customers and which segments these deals are, but the deal pipeline is very solid.

Udayan Mukherjee

Bala, just to get back to you on the rupee, a mid cap technology company Hexaware actually had a big loss because of some exotic products they were doing on forex and there are unconfirmed reports that large IT companies may also have been dabbling in these kind of products. At Infosys should one have any such concerns?

V. Balakrishnan

No we are not a currency trader, we are supposed to hedge our risk, that is what they do. Because of the environment, some of the smaller companies try to become currency traders and they lost money. Before you take the risk, you should understand the risk. We do some options but we do not take any complex options which are leveraged. We try to hedge our receivables, try to maximize the yield on rupee. So we do not do any exotic stuff like the market did.

Udayan Mukherjee

Do you think banks have been offering these kind of products, have you been offered to indulge or play in this kind of exotic product?

V. Balakrishnan

It is the job of the bank. Bank will try to sell all products. We have to understand the risk and use some of the products and your ability to understand the risk is very important. That is the job of the bank. They will come and sell all the products which they have in the portfolio. We have to pick and choose what is good for you and do it.

Mitali

Bala has been cautious. Bala, just one word on the space that people are most concerned about in the IT industry, the BPO, what has been your own experience with Infosys BPO, how the things are shaping up at the Phillips BPO side right now?

V. Balakrishnan

Phillips we just completed the acquisition this quarter, the integration is happening. There is some impact on the margins because of the Phillips acquisition. Of course they have the higher offshore component. So any moment the rupee will impact the BPO industry more but they have been able to hold onto the margins despite that because we have focussed on value added services even in the BPO space, we are not in a call business. To that extent, we are okay. Only we are a pure BPO player and do not have the integrated services and are not able to move up the value chain, the impact due to all this could be much much higher.

Mitali

Ashok, what is your own sense of how things translate usually when there is so much concern on the onshore side, do spend usually translate into leaning more towards offshore or ramp up in the deals, how does it work?

Ashok Vemuri

The concerns are essentially in the fact that you have to be in front of the client much more often to extract the kind of deals that you want to actually do with them. Clearly when there are so many concerns, pricing becomes an element that needs to be looked at, volume needs to be looked at, you have to be much more flexible and the velocity of your response also has to be that much higher. So, overall I mean I am keeping the airlines busy, I am in front of the clients all the time and all the investments that we have made in the past are beginning to bear fruit and we continue to make those investments so that we can leverage the opportunities that arise of a consequence of all that is happening in the market place today and given our breadth of coverage and the depth of services that we provide, we are definitely a partner of choice for our clients for doing not only the traditional stuff which is may be on the cost side of the balance sheet but also increasingly on the revenue side of it. When you look at the banks, they are having capital structure issues, they are having investments, they have shareholders, they have to be in business these are large sustainable organizations and going concerns. So they will be investing to look at new products and new markets and if we are partnering along with them as we have in the past, we think we are in good shape.

Udayan Mukherjee

Mohan, from a HR perspective are you exhorting your top managers now to focus more on productivity, are you even thinking of linking their increments or bonuses to more productivity linked performance?

Mohandas Pai

We have restructured the work that the board members do. For example, Srinath now handles delivery productivity excellence. It means that we are very focused on productivity because we do believe that productivity is the only differentiator as organizations grow. So we have a board member looking at productivity measures and we do believe that going forward, we have to take many more measures. In the last 3 years we have seen productivity increase of 15% and that has been quite significant but a greater part of this has gone to the client. The client is benefiting because the challenge we see is that clients want higher quality, better services at the same price points, the market is getting competitive and we can counter that only by increasing productivity. We also have a variable compensation plan for senior managers which is focused on two things; one is the top line and other is the bottom line. So if the bottom line does not grow in tandem with the top line and does not expand faster, the variable compensation diminishes. So focusing on the top line and the bottom line, we created an incentive for senior managers to increase productivity and also make sure that the margins keep increasing or remain in the same place.

Udayan Mukherjee

Subhash, talk a little bit more about that, are you trying to wear away consciously from a number of heads into a billing rate kind of format to more in terms of, we wouldn’t add so many number of heads but try and extract more from productivity?

Subhash Dhar

I think it is not the question of choosing one over the other. We clearly cannot stop the train on volume. We have to catch up that train with the productivity train. I think that we have to grow faster on our nonlinear business. So absolutely, areas like solutions, areas of pricing that are outcome based, we are restructuring some of our existing projects in a more outcome-based pricing model and that has paid off for us. We are moving to more fixed price deliveries from time and materials, we are doing that. So I think it is a question of really straddling both these trains and not leaving one at the expense of the other.

Mitali

Mohan, you have been a voracious speaker on the currency, from what you see and heard as we step into this year do you think it is more likely we end up with a stronger rupee by the time we are done with 2008?

Mohandas Pai

I think Bala has answered that question and I would thoroughly support that because the long-term trend for the rupee is that rupee may strengthen. We have a surplus in the invisibles account of a large quantum and the success of software itself, success of remittance itself, India’s growth itself will pull in more capital. Reserve Bank possibly doesn’t have a balance sheet large enough like the Chinese Central Bank to go on having dollars in its balance sheet and you would have seen the Reserves Bank’s balance sheet, that they took a hit of Rs. 60,000 crores because the rupee appreciated. So, I think if you look at that the chances are that the rupee would appreciate in future unless the economy grows faster, unless import surge at a much faster pace then what it is today and unless we see industry being able to absorb because the challenges for India is for the flows of money that are coming in the economy is too small. The economy is not large enough to absorb all that, so we have a challenge but the fact that we are open, the fact there is capital convertibility to great extent, the fact that there is capital account convertibility mitigates this, so we are not going to have a sudden rush of appreciation like possibly China could have when they suddenly open up but I think it will be slow and steady but the odds are that the rupee will appreciate, but I do not think it will appreciate 12% like it did this year

Mitali

How strong do you think the quantum will be, because now people are talking about 35 being a real possibility as well?

Mohandas Pai

Well, there is a herd mentality, when you come to 39 you say 35, if you come to 35 you say 28, it goes on either way but today if you look at all the opinions given, you will find the 50% of people say the rupee could depreciate. Last quarter I do not think anybody said the rupee could depreciate but the focus is clearly shifting to stability of the rupee and you are seeing great pain in India. While people like us because we are great managers have been able to manage, I do not think the textile sector, the garment sector or the leather sector is able to manage and the pain is too deep and the pain is just coming out, the impact is being felt here because structurally this economy is not efficient. It is not a productive economy, it is not efficient, there are too many things weighing you down. So you cannot afford to do this at the country level.

Udayan Mukherjee

Ashok, how many of your top 5 or top 10 BFSI clients have seen pain from the sub prime mortgage situation? All of them, some of them, many of them, none of them?

Ashok Vemuri

That’s an easy one, all you need to do is to take the morning newspaper. All of them to a great extent, but it is a question of degree, it is a question of how quickly they have responded and what they have done with it, how open they have been, how transparent they have been, how they have recognized that and what they have done to mitigate that and a lot of them have whether it is infusion of capital from other parts of the world or whether by self correction. But I think the key thing is that all these financial institutions have proactively fairly aggressively come out in the open with what is the pain that they have and we have seen regulatory intervention as well. Obviously the debate is between growth and managing growth for the Fed and managing inflation on the other side and they have actually given the kind of signals that make our clients be little more comfortable and make ourselves also a little more comfortable. The other thing is that I mean this has not only been a US phenomena, it has gone over to the other parts of world as well, Western Europe, and obviously if the US economy gets a cold and everybody begins to sneeze but we are beginning to see a lot more engagement with clients in other parts of the world, Asia Pacific for one, we are actually seeing deals from Africa, our products Finacle has found increasing traction in Europe and in fact it is now recognized as the leader in this particular space and our solutions and Finacle which is our product, we are able to combine them in a modular fashion and provide services to our client. So yes there is a lot of pain, there is lot of concern, lot of discussion that happens but on the ground when we engage with our clients and the commentary that we get from them does not leave us with any sense of any panic or any worry that we have. So we are as of today quite comfortable.

Udayan Mukherjee

The delays in communicating the IT budgets is largely a function of them having other priorities to deal with or do you think that is in any way indicative of some slow down which they will communicate later to you?

Ashok Vemuri

No I do not think it is an indication of a slow down. I think their management has other priorities obviously and also I think there is a lot more due diligence that is being done, which is again something that is obvious and I think they are looking at their service providers in order to try and streamline them and this is a fairly sophisticated industry, financial services and their use of service provider such as us and they are picking the winners in order to partner with them. So discussions are taking a little longer and I think internal due diligence is obviously also taking a little longer but I think a delay of about 2-3 weeks given what is happening in the macro environment, I think it is nothing to worry about.

Mitali

Bala, what about the other pieces of the puzzle, how are things shaping up in your China operations as well?

V. Balakrishnan

China and Consulting are still in the investment phase. China is still making losses. Consulting is still making marginal losses. I think all the subsidiaries are doing well. Consulting, we had integrated very well with overall Infosys. We are seeing lot of deals coming through Consulting. The whole idea of moving up the value chain and use Consulting as the front end. I think all the subsidiaries are doing well. Some of them are still in the investment phase.

Udayan Mukherjee

By when do you internally, you will communicate only in April, but when will you get a proper sense Bala of what lies ahead in FY09?

V. Balakrishnan

As we said, we could get some kind of an indication on next year budgets somewhere in the middle of February, that is the time we will get to know. Our guidance is in April, so if there are any material discrepancies, we will see.

Udayan Mukherjee

We will wait for that. Good luck to all of you. Thanks very much and have a great 2008. That is Infosys this quarter. They sound pretty confident as you heard; no pain, no great apparent problems which is visible yet but they will of course give us the hard numbers when we sit in April and that is about 3 months away. They will need a little bit more time, this time might require a little bit more effort as well given all the dooms-sayers which are doing the rounds in the market place.

So, we are done with Infosys, not done with the show yet. Mid caps still reeling a little bit though they are off the lows of the days. Infosys is quite stable and the large cap universe lead by Reliance is quite stable as well. We will come back with more of the market after the break.

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